Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: July 27, 2016

Pampa Energía S.A. acquires indirect control of Petrobras Argentina S.A.

On July 27, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) including a relevant event regarding the acquisition of Petrobras Argentina S.A. and information on the tender offer and the exchange offer. An English-language translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

The tender offer and the exchange offer referenced in this communication have not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). If the tender offer and the exchange offer are commenced, Pampa Energía will file a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54‑11‑4809‑9500 or atinvestor@pampaenergia.com.

In addition to the Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

Buenos Aires, July 27, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Re.: Relevant Event. Pampa Energía S.A. acquires indirect control of Petrobras Argentina S.A.

Dear Sirs:

I write to the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (‘Pampa’ or the ‘Company’) in connection with the relevant event published on May 12, 2016, in order to inform you that on the date hereof Pampa Energía S.A. has acquired from Petrobras Internacional Braspetro B.V. (‘Petrobras Netherlands’) all the capital stock and votes of Petrobras Participaciones S.L. (‘Petrobras Participaciones’), a company holding 67.1933% of the capital stock and votes of Petrobras Argentina S.A. (‘Petrobras Argentina’), according to the provisions of a sale and purchase agreement (the ‘SPA’) whereby such transaction  (the ‘Transaction’) was effected.

Therefore, by virtue of the Transaction, an indirect change of control of Petrobras Argentina has occurred.

The purchase price of the Transaction, after the adjustments set forth in the SPA, amounted to US$897,163,212 (the ‘Purchase Price’), which represents a value of US$1.335 billion for 100% of the capital stock of Petrobras Argentina. According to the provisions of the SPA, the Purchase Price is subject to the closing of the assignment of the ‘Aguarague’ block by Petrobras Argentina in favor of Tecpetrol S.A., which may imply a reduction of the Purchase Price of approximately US$2.5 million, on account of the preemptive right over such area exercised by Tecpetrol S.A. on July 1, 2016. In addition, according to the SPA, Pampa may, within a term of 60 calendar days after the date hereof, inform to Petrobras Netherlands if it has any objection in connection with the calculation of the adjustments to the Purchase Price made by Petrobras Netherlands as of the closing date of the Transaction. In the event of any difference, the parties shall submit themselves to the procedure set forth in the SPA in order to reach a final agreement on the Purchase Price, which will be informed in due time to investors.

On the other hand, as informed on July 19, 2016 and in order to comply with the provisions of Section 34 of Law No. 24,076 regulating gas natural transportation and distribution, on the date hereof the Company has disposed of the shares and rights it indirectly held in Transportadora de Gas del Sur S.A. (‘TGS’), simultaneously with the closing of this Transaction. In this connection, on the date hereof Grupo Inversor Petroquímica S.L. (a member of the GIP Group, led by the Sielecki family), WST S.A. (a member of the Werthein Group) and PCT L.L.C. paid to the Company the amount of US$153 million (in addition to the US$8 million paid on July 19, 2016) as part of the purchase price for the shares and rights indirectly held by the Company in TGS, there remaining a balance of US$80 million of such purchase price which will be paid no later than February 15, 2017, with an interest of 5% p.a.

Finally, and as was informed to the market, the Company promoted and made, in accordance with the provisions of sections 87 et seq. of Capital Markets Law No. 26,831 and the applicable rules of the Comisión Nacional de Valores (Securities Commission or ‘CNV’), a mandatory cash tender offer and a public offering for the voluntary exchange of shares (the ‘Offerings’) addressed to all shareholders holding Class

‘B’ book-entry ordinary shares, of one peso nominal amount each and entitled to one vote per share, currently issued and outstanding of Petrobras Argentina, which Offerings have not yet been approved by the CNV. The Company is currently in the process of complying with all requirements made by the CNV, as the controlling authority of the Offerings, in order to be able to consummate them as soon as possible.

In that sense, the Company informs that, in order to pass on the global price of the Transaction to the price per share of Petrobras Argentina to be paid in the Mandatory Tender Offer launched by Pampa on May 20, 2016, the amount of US$897,163,212 minus approximately US$2.5 million corresponding to the adjustment contemplated in the preceding paragraph, must be divided for the total shares of Petrobras Argentina held by Petrobras Participaciones of 1,356,791,556 Class B shares, which implies, indirectly, a purchase price of US$0.659 per share, which once converted into pesos at the ask exchange rate published by Banco Nación Argentina at the close of business of today, amounts to $10.02 per share of Petrobras Argentina.

Sincerely,

Gerardo Paz

Head of Market Relations